

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2023

Larry Zhang
Principal Financial Officer
CASI Pharmaceuticals, Inc.
9620 Medical Center Drive
Suite 300
Rockville, MD 20850

       Re: CASI Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Form 10-Q for the Interim Period Ended September 30, 2022
          File No. 000-20713

Dear Larry Zhang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences